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August 1, 2022	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

Ms. Alyssa Wall

Ms. Jennifer López Molina

Mr. Doug Jones

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc
Registration Statement on Form F-1
CIK No. 0001857816

Dear Ms. Wall, Ms. Molina, Mr. Jones and Ms. Shenk:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 29, 2022 on the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on July 27, 2022 (the “F-1 Amendment No. 2”).

Concurrently with the submission of this letter, the Company is publicly filing an Amendment No. 3 to Registration Statement on Form F-1 (the “F-1 Amendment No. 3”) and certain exhibits via EDGAR with the Commission.

Upon your request to facilitate the Staff’s review, we can separately deliver to the Staff courtesy copies of the F-1 Amendment No. 3, marked to show changes to the F-1 Amendment No .2, or circulate to the Staff via email.

Resident Partners: Amy E. Beckingham Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua Simon J. Cooke	Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York) Benjamin P. Su (New York)	Daying Zhang (New York)

August 1, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the F-1 Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Regulation

Hong Kong, page 181

1.

We note your disclosure that at this time national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law. Please amend your disclosure to also include a discussion of the laws currently applicable in Hong Kong, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 182 and 183 of the F-1 Amendment No. 3.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 13. Share-Based Compensation, page F-38

2.

You disclose on page F-39 you repurchased 389,486 share options from Mr. Wu for consideration of US$2.435 million. It appears you recorded the entire amount of consideration as additional paid in capital per page F-7. Please explain to us the accounting basis for your treatment. In particular, explain to us your consideration of ASC 718-20-35-7 in regard to any compensation element of this transaction.

The Company respectfully advises the Staff that, the Company agreed to repurchase 389,486 share options in October 2020 when the Company was negotiating with Series E Preferred Shareholders for fund raising terms. The Company recognized that the repurchase transaction with Mr. Wu, founder and chief executive officer of the Company, based on a fair value of the share options of US$6.25 per share which equaled to the per share issuance price of the Series E Preferred Shares. The Company was in the process of negotiating the issuance of the Series E Preferred Shares in October 2020 and the transaction was completed in November 2020. Accordingly, the Company accounted for the repurchase from Mr. Wu, the founding shareholder, as an equity transaction with the entire amount of repurchase consideration recorded as additional paid in capital.

The Company has reevaluated the fair value of the share options and determined that the fair value of the share options at the date of the repurchase was US$2.8 per share. The Company determined such fair value of the share options with the assistance of an independent valuation firm. Accordingly, the repurchase amount in excess of the fair value of the share options at the date of the repurchase should have been recognized as compensation expense. The amount that should have been recognized as expense was approximately US$1.3 million, which represent 3.0% and 3.6% of income before taxes and net income for the year ended December 31, 2020, respectively.

August 1, 2022

The Company performed an analysis under SEC’s Staff Accounting Bulletin 99, Materiality (“SAB 99”). Based on such analysis, the net income would decrease from US$37.5 million to US$36.2 million for the year ended December 31, 2020, and the additional paid-in capital would be increased by US$1.3 million on the consolidated balance sheet as of December 31, 2020 which would be carried forward to the following years with no impact on the total amount of the shareholders’ equity, and basic and diluted earnings per share would decrease from US$1.36 to US$1.32 for the year ended December 31, 2020.

Based on the “quantitative” and “qualitative” considerations provided by SAB 99, the Company concluded that the magnitude of the correction of the error noted in its consolidated financial statements for the year ended December 31, 2020, are such that it is not probable that the judgment of a reasonable investor relying upon the financial statements would have been changed or influenced by the correction of the error in any of the applicable reporting periods. Additionally, management believes that the correction of the error would not have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available. Therefore, in accordance with SAB 99, the Company concluded that the impact of inappropriately applying ASC 718 was not material and that a restatement of the Company’s consolidated financial statements for all reporting periods starting January 1, 2020 through March 31, 2022 as filed in its prospectus is not required.

Interim Financial Statements

Notes to Unaudited Consolidated Financial Statements Note 10. Ordinary Shares, page F-71

3.

Please explain to us the basis in accounting for recording the shares issued to the Trust Holdcos as treasury shares. In your response, please explain, and disclose as appropriate, the business purpose for issuing shares to the trust beyond the disclosed purpose of holding the shares therein for and on behalf of participants in your equity incentive plans. In connection with this, explain to us and disclose as appropriate whether shares issued to the trust have been designated to specific accounts of the participants in the incentive plans. Also, explain to us how the Trust Holdcos relate to your organizational structure in the diagram on page 7. In particular, explain to us and disclose as appropriate whether or not you consolidate the Trust Holdcos and the basis for your treatment.

The Company respectfully advises the Staff that, the Trust Holdcos are solely established to hold ordinary shares on behalf of the participants in the equity incentive plans. There is no other business purpose for setting up the Trust Holdcos by the Company. The issuance of ordinary shares to the Trust Holdcos in the first quarter of 2022 was for subsequent transfer to the participant when the related vesting and performance conditions including completion of a qualified IPO are met and the participant determines to exercise their right to obtain the ordinary shares in the future. The Company considers the Trust Holdcos to be akin to a “rabbi trust.” As the Trust Holdcos must deliver a fixed number of shares to the participants and no diversification is permitted. Therefore, the shares of the ordinary shares held by the Trust Holdcos should be classified in equity and accounted for as treasury stock. The Company also determined that the Trust Holdcos are consolidated variable interest entities (the “VIEs”) according to ASC 810-10 on the basis that the Trust Holdcos have no equity and their operations are solely directed by the Trust Holdco’s advisory committee, whose members are designated by the Company, and there is no other business purpose of setting up the Trust Holdco except for holding the shares on behalf of the participants of the equity incentive plans. Accordingly, the Company is the primary beneficiary of the Trust Holdcos. As the Trust Holdcos do not have any operation, except for the issuance of the treasury shares by the Company which is considered non-substantive based on the purpose of making such transfer as mentioned above, the Trust Holdcos are not considered as principal consolidated VIEs and not disclosed in the organizational structure on page 7 of the F-1 Amendment No. 3 where only principal consolidated VIEs are included.

August 1, 2022

All of the ordinary shares issued to the Trust Holdcos will be transferred to the beneficiaries according to the share numbers that the participants will subscribe upon the exercise of their share-based awards under the respective equity incentive plans. However, these ordinary shares have not been designated to specific accounts of the participants.

4.

It appears from information in the filing the 4,765,903 ordinary shares issued to the Trust Holdcos were recorded at par value instead of their fair value at the date of issuance. Please explain to us the basis in accounting for your treatment.

The Company respectfully advises the Staff that, for the purpose as mentioned in the response to Comment No. 3 above, the Company authorized and issued 4,765,903 ordinary shares to the Trust Holdcos with consideration at par value and the subscription price was not required to be paid by the Trust Holdcos. Since both the Company and the Trust Holdcos are consolidated by the Company since the establishment of the Trust Holdcos, the transfer of the ordinary shares was accounted for on a carryover basis (i.e., at par value) on the transaction date.

Note 14. Earnings Per Share, page F-74

5.

You disclose the ordinary shares issued to the Trust Holdcos (as treasury shares) are included in both the basic and diluted weighted average number of ordinary shares outstanding because they are entitled to dividend rights. Please explain to us the basis in accounting for your treatment.

The Company respectfully advises the Staff that, the Company considers the Trust Holdcos to be akin to Plan A rabbi trusts due to the following reasons. The Company established the Trust Holdcos to hold ordinary shares on behalf of the participants in the equity incentive plans. As of March 31, 2022, the ordinary shares held by the Trust Holdcos was related to granted share options and restricted shares, both vested and unvested, held by the participants who use the Trust Holdcos. The Trust Holdcos must deliver a fixed number of shares to the participants and no diversification is permitted by the Trust Holdcos. According to the trust deed, the participants are the sole beneficiaries of the Trust Holdcos. No assets could be allocated to any individuals or entities that are not the beneficiaries of the Trust Holdcos. The Company has no power or authority to liquidate the Trust Holdcos for the purpose of benefiting its own business of operations; nor can it withdraw the dividend to the Trust Holdcos, if declared. Therefore, the Trust Holdcos have irrevocable dividend right. According to ASC 710-10 and ASC 260-10, for Plan A arrangements, which are settled only by the delivery of shares of employer stock, the deferred compensation obligation is classified as an equity instrument. As a result, the shares to be issued to settle the obligation are included in basic and diluted earnings per share when they are placed in the rabbi trust. Therefore, the Company considered it appropriate to include the ordinary shares held by the Trust Holdcos in the calculation of both basic and diluted earnings per share when they were placed in the Trust Holdcos.

*    *    *

August 1, 2022

If you have any questions regarding the F-1 Amendment No. 3, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc
David Lau, Chief Financial Officer, GigaCloud Technology Inc
Ciro Wang, Partner, KPMG Huazhen LLP
Anthony W. Basch, Partner, Kaufman & Canoles, P.C.